UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________
FORM 8-K
_____________________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 21, 2018
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CHARTER FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)
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Maryland	001-35870	90-0947148
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)
1233 O.G. Skinner Drive, West Point, Georgia 31833
(Address of principal executive offices) (Zip code)
(706) 645-1391
(Registrant’s telephone number, including area code)
N/A
(Former name or former address, if changed since last report)
_____________________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.    Submission of Matters to a Vote of Security Holders

On August 21, 2018, Charter Financial Corporation, a Maryland corporation (“Charter”), held a special meeting of stockholders (the “Special Meeting”) in West Point, Georgia, related to its pending merger with CenterState Bank Corporation (“CenterState”), pursuant to the Agreement and Plan of Merger, dated April 24, 2018, by and between Charter and CenterState (the “Merger Agreement”). The Merger Agreement provides for the merger of Charter with and into CenterState, with CenterState as the surviving corporation (the “Merger”).

The following is a summary of the voting results for each proposal.

Proposal 1.Charter’s stockholders approved the Merger. The voting results are as follows:

For	Against	Abstain	Broker non-votes
11,871,893	34,879	89,640	—

Proposal 2.Charter’s stockholders approved, on a non-binding, advisory basis, certain compensation that may be paid or become payable to Charter’s named executive officers in connection with the Merger. The voting results are as follows:

For	Against	Abstain	Broker non-votes
6,435,072	5,389,634	171,707	—

Proposal 3.A proposal to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies to approve the Merger was not submitted to a vote of stockholders at the Special Meeting, as sufficient votes were cast at the Special Meeting to approve the Merger.

Item 8.01.    Other Events

CenterState’s wholly-owned bank subsidiary, CenterState Bank, N.A. (“CenterState Bank”), has received approval from the Office of the Comptroller of the Currency for the merger of Charter’s wholly-owned bank subsidiary, CharterBank (“CharterBank”), with and into CenterState Bank, with CenterState Bank as the surviving subsidiary bank of CenterState (the “Bank Merger”). CenterState had previously obtained a waiver from the Federal Reserve Bank of Atlanta from the requirement to file an application under the Bank Holding Company Act for CenterState to acquire Charter under the Merger Agreement.
Pending satisfaction of other customary closing conditions described in the Merger Agreement, Charter expects that the Merger will become effective on or about September 1, 2018. The Bank Merger will occur immediately after the Merger.
"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:
This report contains “forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue,” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the Merger. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.
Factors that could cause or contribute to such differences include, but are not limited to (1) litigation that has been, and any additional litigation that might be, filed in connection with the Merger, (2) the risk that the cost savings and any revenue synergies from the Merger may not be realized or take longer than anticipated to be realized, (3) disruption from the Merger with customer, supplier, employee or other business partner relationships, (4) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (5) the risk of successful integration of Charter’s businesses into CenterState, (6) the amount of costs, fees, expenses and charges related to the Merger, (7) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the Merger, (8) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the Merger, (9) the risk that the integration of Charter’s operations into the operations of CenterState will be materially delayed or will be more costly or difficult than expected, (10) the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) the dilution caused by CenterState’s issuance of additional shares of its common stock in the Merger, and (12) general competitive, economic, political and market conditions. Additional factors which could affect the forward-looking statements can be found in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Charter’s Annual Report on Form 10-K for the year ended September 30, 2017, CenterState’s Annual Report on Form 10-K for the year ended December 31, 2017, and other documents subsequently filed by Charter and CenterState with the SEC. Consequently, no forward-looking statement can be guaranteed. Charter and CenterState do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this Current Report on Form 8-K, Charter and CenterState claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.
Additional Information About the Proposed Transaction and Where to Find
CenterState has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (No. 333-225541) and a Definitive Proxy Statement of Charter and a Prospectus of CenterState, as well as other relevant documents concerning the proposed Merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION (AND ANY OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by Charter on its website at www.charterbk.com any by CenterState on its website at www.centerstatebanks.com.
This report does not constitute an offer to sell or the solicitation of an offer to buy any securities. Before making any investment decision, investors and security holders of Charter and CenterState are urged to read carefully the entire registration statement and proxy statement/prospectus, including any amendments thereto, because they contain important information about the Merger. Free copies of those documents may be obtained as described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARTER FINANCIAL CORPORATION
(Registrant)

Date:	August 21, 2018	By:	/s/ Curtis R. Kollar
Curtis R. Kollar
Senior Vice President and Chief Financial Officer